Exhibit 99.1

NEWS RELEASE
January 22, 2014
Trading Symbols:
AMM :TSX, AAU : NYSE MKT
www.almadenminerals.com

ALMADEN ANNOUNCES UPDATED MINERAL RESOURCE ESTIMATE
FOR THE IXTACA GOLD-SILVER ZONE OF THE TULIGTIC PROJECT, MEXICO

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM: TSX; AAU: NYSE MKT) is pleased to announce the results of an updated National Instrument (NI) 43-101 compliant Mineral Resource Estimate on the Ixtaca Zone of its 100% owned Tuligtic Gold-Silver Project, Mexico performed by Giroux Consultants Ltd. The Ixtaca Zone is an epithermal gold (Au) and silver (Ag) vein deposit hosted in limestone and volcanic rocks with roughly equal values per tonne of each metal. The Mineral Resource is presented in gold equivalent (AuEq) ounces and cut-offs based on price ratios, as the preliminary metallurgical test work previously reported shows the potential for roughly equivalent high recoveries for both gold and silver using standard gravity and flotation recovery techniques. Highlights of the updated Mineral Resource Estimate include:

•
Measured Resource of 1,351,000 AuEq ounces (599,000 Au ounces, 38,600,000 Ag ounces) using the base case 0.5 grams per tonne (g/t) AuEq cut-off comprised of 30.44 million tonnes grading at 1.38 g/t AuEq (0.61 g/t Au and 39.44 g/t Ag)

•
Indicated Resource of 2,182,000 AuEq ounces (1,049,000 Au ounces, 58,140,000 Ag ounces) using the base case 0.5 grams per tonne (g/t) AuEq cut-off comprised of 62.61 million tonnes grading at 1.08 g/t AuEq (0.52 g/t Au and 28.88 g/t Ag)

•
Inferred Resource of 717,000 AuEq ounces (362,000 Au ounces, 18,240,000 Ag ounces) using the base case 0.5 grams per tonne (g/t) AuEq cut-off comprised of 22.70 million tonnes grading at 0.98 g/t AuEq (0.50 g/t Au and 24.99 g/t Ag)

MEASURED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.3	44,590,000	0.48	30.27	1.07	682,000	43,400,000	1,528,000
0.5	30,440,000	0.61	39.44	1.38	599,000	38,600,000	1,351,000
0.7	22,320,000	0.73	48.00	1.67	525,000	34,450,000	1,196,000
1.0	15,620,000	0.88	58.66	2.03	444,000	29,460,000	1,018,000
2.0	6,000,000	1.33	86.51	3.01	256,000	16,690,000	581,000
INDICATED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.3	109,150,000	0.38	20.76	0.79	1,344,000	72,850,000	2,762,000
0.5	62,610,000	0.52	28.88	1.08	1,049,000	58,140,000	2,182,000
0.7	39,520,000	0.65	37.09	1.37	828,000	47,130,000	1,746,000
1.0	23,850,000	0.81	47.06	1.73	624,000	36,090,000	1,327,000
2.0	5,910,000	1.39	72.81	2.81	265,000	13,830,000	534,000
INFERRED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.3	43,410,000	0.36	17.52	0.70	498,000	24,450,000	974,000
0.5	22,700,000	0.50	24.99	0.98	362,000	18,240,000	717,000
0.7	13,630,000	0.63	31.56	1.25	277,000	13,830,000	546,000
1.0	7,700,000	0.79	39.81	1.57	197,000	9,860,000	389,000
2.0	1,200,000	1.18	73.69	2.61	45,000	2,840,000	101,000

Table 1: Ixtaca Zone NI 43-101 Measured, Indicated and Inferred Mineral Resource Statement with the Base Case 0.5 g/t AuEq Cut-Off highlighted. Also shown are the 0.3, 0.7, 1.0 and 2.0 g/t AuEq cut-off results. AuEq calculation based on three year trailing average prices of $1540/oz gold and $30/oz silver.

J. Duane Poliquin, chairman of Almaden commented: “This new mineral resource estimate showcases the continuity of the Ixtaca Zone gold and silver mineralisation and the success of our 2013 infill drilling program. It will form the basis of a Preliminary Economic Assessment (PEA) we expect to report in the first half of this year. While engineering studies will be the emphasis of this year’s work program, we plan to focus our 2014 Tuligtic Project drill program on the testing of other high priority exploration targets on the property.”

About the Ixtaca Drilling Program and the Ixtaca Project
The 100% owned Ixtaca Zone is a blind discovery made by the Company in 2010 on claims staked by the Company. The deposit is an epithermal gold-silver deposit, mostly hosted by veins in carbonate units and crosscutting dykes (“basement rocks”) with a minor component of disseminated mineralisation hosted in overlying volcanic rocks. On January 31, 2013 the Company announced a maiden resource on the Ixtaca Zone. Since that time drilling has been focused on expanding and infilling the known resource base for a PEA. The results of this work program are reflected in the updated Mineral Resource reported in this release. The Company has selected Moose Mountain Technical Services to lead a PEA on the Ixtaca deposit. Knight Piesold Ltd. will provide certain engineering and environmental design inputs for the PEA and have been retained to help the Company with long lead item studies concerning environmental monitoring, assessment and permitting matters. Apart from drilling planned for 2014, work underway currently includes additional metallurgical studies, environmental baseline monitoring such as flora and fauna studies, climate monitoring, water quality sampling and surface water hydrology monitoring, a geochemistry program, and scoping level engineering studies. The updated resource will form the basis of a PEA to be completed in the coming months. In 2014 the Company anticipates redirecting drilling efforts to the exploration of high priority epithermal targets outside of the Ixtaca Zone but within the project boundaries.

The Ixtaca deposit and any potential mining operation would be located in an area previously logged or cleared with negligible to no current land usage. The Company currently employs roughly 70 people in its drilling program who live local to the Ixtaca deposit. Local employees make up virtually all the drilling staff, who have been trained on the job to operate the Company’s wholly owned drills. The Company has implemented a comprehensive science based and objective community relations and education program for employees and all local stakeholders to transparently explain the exploration program underway as well as the potential impacts and benefits of any possible future mining operation at Ixtaca. The Company regards the local inhabitants to be major stakeholders in the Ixtaca deposit’s future along with the Company’s shareholders. Every effort is being made to create an open and clear dialogue with our stakeholders to ensure that any possible development scenarios that could evolve from the anticipated PEA are properly understood and communicated throughout the course of the Company’s exploration and development program. The Company invites all interested parties to visit www.almadenminerals.com to find out more about our community development, education and outreach programs.

Resource Estimate
The data available for the resource estimation consisted of 423 drill holes assayed for gold and silver.  The estimate was constrained by three dimensional solids representing different lithologic and mineralized domains.  Of the total drill holes 400 intersected the mineralized solids and were used to make the resource estimate.  Capping was completed to reduce the effect of outliers within each domain. Uniform down hole 3 meter (m) composites were produced for each domain and used to produce semi-variograms for each variable. Grades were interpolated into blocks 10 x 10 x 5 m in dimension by Ordinary kriging. Specific gravities were determined for each domain from drill core.  Estimated blocks were classified as either Measured, Indicated or Inferred based on drill hole density and grade continuity.

Metallurgical Gold and Silver Test Work
Almaden has previously reported preliminary metallurgical test results (for details consult Almaden’s news release of January 31, 2013 and the 2013 Tuligtic Project NI 43-101 Technical Report filed on SEDAR). These first test results showed that standard gravity and flotation techniques could result in non-optimised gold and silver recoveries that are roughly equivalent for each geological domain. The preliminary test work showed overall Au and Ag recoveries from a combination of flotation and gravity concentration to average 88% for Au and 82% for Ag across all geologic domains. Further test work focussing on process optimization is currently underway on existing and fresh domain samples collected from whole drill core.

QAQC and Reporting
Almaden is currently in the final stages of preparing a NI 43-101 Tuligtic Project Mineral Resource Update Technical Report, which will contain details of the mineral resource estimate. This report is required to be announced and filed on SEDAR and the Almaden website within 45 days of this news release and is authored by Kris Raffle, P.Geo. of APEX Geoscience Ltd., and Gary Giroux, M.A.Sc., P.Eng. of Giroux Consultants Ltd., both of whom act as independent consultants to the Company, are Qualified Persons as defined by National Instrument 43-101 ("NI 43-101") and have reviewed and approved the contents of this news release. The analyses used in the preparation of the resource statement were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish. Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. In addition to in-house QAQC measures employed by Almaden, Kris Raffle, P.Geo. completed an independent review of Almaden’s drill hole and QAQC databases. The review included an audit of approximately 10% of drill core analyses used in the mineral resource estimate. A total of 10,885 database gold and silver analyses were verified against original analytical certificates. Similarly, 10% of the original drill collar coordinates and downhole orientation survey files were checked against those recorded in the database; and select drill sites were verified in the field by Kris Raffle, P.Geo.   The QAQC audit included independent review of blank, field duplicate and certified standard analyses.  All QAQC values falling outside the limits of expected variability were flagged and followed through to ensure completion of appropriate reanalyses.  No discrepancies were noted within the drill hole database, and all QAQC failures were dealt with and handled with appropriate reanalyses. The mineral resource estimate referenced in this press release was prepared by Gary Giroux, P.Eng., an independent Qualified Person as defined by NI 43-101. All drill sections and related assay data from the 2013 drilling program used in the resource estimate will be posted to the Company’s website.

Cautionary Note concerning estimates of Measured, Indicated and Inferred Mineral Resources
This news release uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with Canadian National Instrument 43-101 (“NI 43-101”).  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes Canadian standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission (“SEC”), and mineral resource information contained herein may not be comparable to similar information disclosed by United States companies.

This news release uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with reporting standards in Canada.  We advise United States investors that while such terms are recognized and required by Canadian regulations, the SEC does not recognize them.  United States investors are cautioned not to assume that any part or all of the mineral deposits in such categories will ever be converted into mineral reserves under SEC definitions.  These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  Therefore, United States investors are also cautioned not to assume that all or any part of the “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” exist.  In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies. It cannot be assumed that all or any part of the “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” will ever be upgraded to a higher category.

About Almaden
Almaden is a well-financed mineral exploration company working in North America. The company has assembled mineral exploration projects, including the Ixtaca Zone and the Tuligtic Project, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.